June 3, 2011

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:

Northern Lights Fund Trust, File Nos. 333-122917 and 811-21720

Ladies and Gentlemen:

On behalf of Northern Lights Fund Trust, a registered investment company (the “Trust”), we hereby submit, via electronic filing, Post-Effective Amendment No. 264 to the Trust’s Registration Statement under the Securities Act of 1933 (the "Amendment").  The Amendment is filed pursuant to Rule 485(a) promulgated under the Securities Act of 1933, as amended.  As explained more fully below, The purpose of this filing is to revise the disclosure in the Registration Statement regarding the investment strategies of the Gratio Values Fund, a series of the Trust (the "Fund").

The investment adviser of the Fund, Gratio Capital, Inc. (the "Adviser"), pursues the Fund's investment objective by investing primarily in common stocks that the Adviser believes are both undervalued and that pass the socially responsible investment screens employed by the Adviser.  To that end, the Adviser selects common stocks from issuers on any domestic securities exchange after eliminating those issuers that derive more than 25% of their revenue directly from alcohol, tobacco, firearms or adult entertainment (the "Universe").   The purpose of the Amendment is to replace the two sub-investment strategies employed by the Adviser in selecting common stocks from the Universe.  In particular, the Adviser is replacing its "passive" and "active" sub-investment strategies (the "Current Sub-Strategies") with the "fundamental-value" and "special situation" sub-investment strategies (the "Proposed Sub-Strategies").

Under the Current Sub-Strategies, the Adviser selects investments using a combination of: a series of pre-determined investment screens that seek to identify issuers based on range of factors, including, but not limited to, market capitalization and industry focus; and securities selected by the Adviser that, in the estimation of the Adviser, present compelling purchase opportunities based upon the value of the stock as compared to its market price.  The Current Sub-Strategies exclude issuers within the financial services industry.

As described more fully in the "Principal Investment Strategies" section of the prospectus for the Fund, once the Proposed Sub-Strategies are implemented, the Adviser will have more discretion is selecting securities for the Fund from the Universe in pursuing the investment objective of the Fund.  While a portion of the portfolio will continue to be subject to certain investment screens, the screens employed by the Adviser will be modified so as to include issuers in the financial services industry.  In addition, a portion of the portfolio of the Fund will be comprised of securities that, in the view of the Adviser, are opportunistic in nature, but which are consistent with the investment objective of the Fund.  Securities selected for this portion of the Fund's portfolio may, in the view of the Adviser, exhibit value for reasons external to a high return on investment or a high earnings yield (e.g., asset value, corporate divesture, and recapitalization events) and may be securities of domestic or foreign issuers traded on a domestic securities exchange.

Based upon the preceding and pursuant to Securities Act release No. 6510 and Investment Company Release No. 13768 (February 15, 1984), the Registrant hereby requests selective review of the above referenced Registration Statement.

Should you have any questions or require additional information, please do not hesitate to contact Parker Bridgeport at (614) 469-3238.

                                                                    Sincerely,

                                                                    /s/ Thompson Hine LLP

                                                                   Thompson Hine LLP